EX-99.77H CHNG CNTRL

77H: Changes in control of registrant

On November 1, 2006, the Advisor restructured its ownership. Richard Minshall, Chairman and Co-Portfolio Manager, and Sally Minshall (the “Minshall Family”) sold a majority of their interest in the Advisor to a group of employees and officers of the Advisor. The group consists of Keith C. Goddard, President and Chief Executive Officer, Richard S. Lofgren, Senior Vice President, Chief Operating Officer and Chief Compliance Officer, G. Andy Brown, Senior Vice President, Lori A. Smith, Senior Vice President and Chief Financial Officer, and Jamie L. Wilson, Vice President (the “Officer Group”). The Minshall Family owned 85.27% of the Advisor. After the transaction was completed, the Officer Group owned 85.7% of the Advisor, and the Minshall Family owned 14.3% of the Advisor. Mr. Goddard, Co-Portfolio Manager for the Fund, now owns a controlling interest in the Advisor at 51.30%.